

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2014

<u>Via Facsimile</u>
Dr. Therisa Tang
Chief Financial Officer
No. 32 Qinhuangdao Road, Building C
Shanghai 200082, People's Republic of China

> **Re: Noah Holdings Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed March 24, 2014**
> **File No. 001-34936**

Dear Dr. Tang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Risks Related to Our Business and Industry, page 12</u>

1. We note your disclosure regarding risk related to inherent risks of ownership, operation, construction, and development of real estate and your quantification of underlying assets you have distributed. In order to provide investors with an understanding of how this risk may impact revenues, please revise this risk in future filings to also quantify performance-based fees that are tied to these real estate products.

<u>Item 5. Operating and Financial Review and Prospects, page 58</u>

2. Given that commission expense is considered an important operational metric in your industry and appears to be a material part of your cost of sales expense, revise your future filings to present commission expense ratios either by major revenue stream or product offering. Refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a discussion of any known trends or uncertainties that may have a material impact on earnings.

3. We note that deferred revenue increased at a disproportionately higher rate compared to the increase in revenues for 2013 and significantly more than in 2012. Please revise your future filings to discuss the specific factors that affected the change in deferred revenues from period to period as well as key operational or financial metrics you track in evaluating revenues and deferred revenues. Clearly identify the particular product offerings or revenue streams that generated this additional deferred revenue, providing quantification where possible. Please refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release 33-8350 for further guidance.

Consolidated Balance Sheet, page F-3

4. Please tell us whether you have assets of consolidated variable interest entities ("VIEs") that can be used only to settle obligations of the consolidated VIE. If so, revise your future filings to quantify these amounts on the face of your consolidated balance sheet pursuant to ASC 810-10-45-25.

Consolidated Statement of Operations, page F-4

5. We note your depiction of third-party and related party revenues on the consolidated statement of operations. Please address the following:
   - For purposes of providing greater transparency, revise your future filings to separately report your major revenue streams between third-party and related party revenues. For example, at a minimum separately present one-time commissions, recurring service fees, other service fees, etc.
   - Tell us in greater detail the nature of the service or management fees reported.
   - Tell us the drivers of your investment income and interest income earned. As part of your response, please tell us why you have classified these amounts outside of operating income.
   - Revise your MD&A disclosure accordingly to mirror the line items added pursuant to the above comments.

6. We note your depiction of business taxes and related surcharges as a reduction to total revenues. Please respond to the following:
   - Explain to us in detail the nature and circumstances that drive these business taxes and related surcharges.
   - Tell us the accounting guidance on which how you relied in determining that these taxes and surcharges should be presented as a reduction of total revenue, rather than an expense.
   - Tell us why these taxes and surcharges would or would not impact the calculation of average transaction value per client.
   - Revise your future filings to include an explanation of these taxes and why they are presented as a reduction of total revenue in your summary of principle accounting policies.
   - We may have further comment based on your response.

Note 2 – Summary of Principal Accounting Policies (b) Principles of Consolidation, page F-12

7. We note your presentation of the revenues of Noah Investment and its subsidiaries that were included in the Group's consolidated financial statements in the table on pages F-11 and F-12. Please revise this table in future filings to separately report your major revenue streams consistent with comment 6 of this letter.

Note 2 – Summary of Principal Accounting Policies (e) Investments in Affiliates, page F-13

8. We note your principal accounting policies for affiliated companies over which you have significant influence but do not control. Please revise your future filings to discuss whether your partners in these affiliates have substantive kick-out rights, and tell us how you determined whether such rights were substantive for these purposes. Specifically explain how you considered ASC 810-20-25-8 in your response.

Note 2 – Summary of Principal Accounting Policies (g) Fair Value of Financial Instruments, page F-14

9. We note your disclosure of principal accounting policies for the fair value of financial instruments. Please revise your future filings to include a separate footnote detailing at a more granular level the disclosures required under ASC 820-10-50. Include breakouts between the three levels of the valuation hierarchy for relevant assets and liabilities, and disclose the observable or unobservable inputs and assumptions used for valuation of level three investments as required by ASC 820-10-50-2(f) and 820-10-55-105.

Note 2 – Summary of Principal Accounting Policies
(r) Government Grants, page F-18

10. You disclose that during 2013 your reported approximately $5.3 million of government cash subsidies that were provided to you as incentives for investing in certain local districts were recognized as a reduction of expense. Please address to the following:

   • Revise your future filings to explain in detail the nature of the investments made and conditions that were or must be met in order to obtain these cash subsidies. Include in your response a discussion of why these cash subsidies are considered operating transactions and why the income approach to recognition is more appropriate than a balance sheet approach.
   • Tell us what accounting guidance you considered in determining your accounting policy for these Government Grants.
   • Given the material size of these subsidies and their impact on net income, revise future filings to separately present and clearly label government grants on the face of your income statement as a separate line item.

- File as exhibits any material agreements pursuant to which these grants were received. If you consider these agreements to be immaterial such that you believe you are not required to file these agreements as exhibits, please provide us with your analysis supporting your conclusion.

Note 4 – Investment Securities, page F-21

11. Please address to the following items regarding your investment portfolios:

- In future filings, revise your footnote for investment securities to include the following information for held to maturity securities required by ASC 320-10-50-5, including amortized cost basis, aggregate fair value, gross unrecognized holding gains, gross unrecognized holding losses, total other than temporary impairment recognized in accumulated other comprehensive income, gross gains and losses in accumulated other comprehensive income, and information about contractual maturities. Additionally, present this information by type of asset. Further, please revise your future filings to provide the information required by ASC 320-10-50-6 for all investments in an unrealized loss position.

- We note that approximately $49.6 million and $18.3 million of held-to maturity investments were sold, during 2012 and 2013, respectively. Please tell us the circumstances that drove the sale of these securities. In light of the significant sales of held-to-maturity investments in recent periods, please provide us with your analysis that all your investment remaining held-to-maturity securities should continue to be classified as held-to-maturity, giving consideration to paragraphs 3 – 6 of ASC 320-10-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1934 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lory Empie at (202) 551-3714 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Branch Chief